Via Facsimile and U.S. Mail
Mail Stop 6010

May 22, 2007

Ms. Merilee Raines
Corporate Vice President and Chief Financial Officer
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine   04092

Re: IDEXX Laboratories, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed on May 2, 2007
File No. 000-19271

Dear Ms. Raines:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analyses of Financial Condition and Results of Operations, page 20

1.   The company reiterated here the policy notes included in the financial statements. Critical Accounting Polices should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Please provide us in a disclosure-type format the company's analysis of the judgments and uncertainties involved in applying these accounting principles at a given time, and the potential

impact on your financial statements of the variability that is reasonably likely to result from their application over time. Disclosures explaining the likelihood that any materially different amounts would be reported under different conditions, using different assumptions is consistent with the objective of Management's Discussion and Analysis. See Release 33-8350.

Revenue Recognition, pages 24-25

2.   Your disclosures related to estimates of items that reduce gross revenue such as customer credits, award points, trade-in rights and other discounts could be improved as follows:

- Disclose the nature and amount of each accrual at the balance sheet date.
- Disclose the factors that you consider in estimating each accrual such as levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and others as applicable.
- Disclose the major terms of material arrangements/agreements
- Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.
- Disclose a roll forward of the liability for each estimate for each period presented showing the following:
    o Beginning balance,
    o Current provision related to sales made in current period,
    o Current provision related to sales made in prior periods,
    o Actual returns or credits in current period related to sales made in current period,
    o Actual returns or credits in current period related to sales made in prior periods, and
    o Ending balance.
- In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. customer credits, award points, trade-in rights and other discounts) including the effect that changes in your estimates of these items had on your revenues and operations. Provide your response in a disclosure-type format.

3.   Please clarify your deferred revenue policy to indicate whether and to what extent and how you use any type of systematic method to recognize revenue that has been deferred.

Liquidity and Capital Resources, page 39

Contractual Obligations Table. Page 42

4.   You did not include interest payable on long-term debt in the contractual obligation table, and it would appear that these liabilities represent future legal obligations. Due to the significant nature of these liabilities to your business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please provide us in disclosure-type format revisions to your contractual obligation table to include interest payable on long term debt.

Consolidated Financial Statements

Note 11. Commitments, Contingencies and Guarantees, page F-27

5.   Explain to us why not including information about the legal proceeding initiated by Cyntegra in June 2006 was considered appropriate. We found no disclosures included in your most recent periodic report filed on May 2, 2007 related to this matter. SFAS 5 and SAB 92 require certain disclosures including a) disclosure of the estimated loss, or range of loss, that is reasonably possible, or b) disclosure that such an estimate cannot be made. If an estimate cannot be made, the facts and circumstances that prevent management from making such an estimate should be disclosed. Please provide us disclosures in disclosure-type format that comply with SFAS 5 and SAB 92 requirements. In addition, provide disclosures as required by Item 103 of Regulation S-K in disclosure-type format and proposed disclosures to be included in your MD&A about the contingency if you conclude these disclosures are required.

Note 16. Segment Reporting

6.   Long-lived assets by geographic areas should not include intangible assets. Refer to question 22 in the FASB Implementation Guide to FAS 131. Provide us revised disclosure. You may provide your current disclosure in addition to that required by the standard.

Exhibits 31.1 and 31.2

7.   In future filings please ensure that the certifications' language is exactly the same as the language required by Item 601 of Regulation S-K. For example, do not

replace the word "report" with "annual report" or "quarterly report" in paragraphs 1, 2, 3, and 4.   Please provide us revised certifications in disclosure-type format.

Form 10-Q March 31, 2007

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

Note 2. Business Acquisitions, page 6

8.   Please provide us the analysis that formed the basis for your conclusion that pro forma information and disclosures regarding acquisitions were not required. Please give us a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill to be included in future filings (paragraph 51b of FAS 141). Please tell us why apparently no amounts were allocated to any customer relationships acquired and how that was consistent with SFAS 141 and EITF 02-17.

Item 2. Management's Discussion and Analyses of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 20

9.   Your discussion of cash used by operations merely reiterates what is presented on the statement of cash flows. Cash was provided by operations for the years 2006, 2005 and 2004. Please provide us expanded disclosure which discusses the underlying reasons that cash was used in the first quarters.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant